UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  1)

Telus International (Cda) Inc.
(Name of Issuer)

Subordinate Voting Shares
(Title of Class of Securities)

87975H100
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)
[   ]           Rule 13d-1(c)
[   ]           Rule 13d-1(d)

CUSIP No.	Page 2 of 5 Pages
87975H100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mawer Investment Management Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,449,296

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
6,449,296

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,449,296

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.72%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
Investment Advisor

(1) Based upon 73,921,454 Subordinate Voting Shares of Telus International (Cda) Inc. (the “Issuer”) outstanding as of September 30, 2023, as reported in the Issuer's Q3 2023 Interim financial statements filed via 6-K with the Securities and Exchange Commission on November 3, 2023 and confirmed with the Issuer's Investor Relations department.

CUSIP No.	Page 3 of 5 Pages
87975H100

Item 1.	(a)	Name of Issuer:
Telus International (Cda) Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

510 West Georgia Street, 7th Floor Vancouver, British Columbia, V6B 0M3

Item 2.	(a)	Name of Persons Filing:
Mawer Investment Management Ltd.

	(b)	Address of Principal Business Office or, if none, Residence :

600, 517 – 10th Avenue SW Calgary, Alberta, Canada T2R 0A8

	(c)	Citizenship:

Canada

	(d)	Title of Class of Securities:
Subordinate Voting Shares

	(e)	CUSIP Number: 87975H100

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ] Broker or dealer registered under Section 15 of the Act.
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act.
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	[X] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
	(f)	[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
	(g)	[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

CUSIP No.	Page 4 of 5 Pages
87975H100

(j)	[ ] A non-U.S. institution in accordance with Section 240.13d-1(b)(1) (ii)(J).

(k)	[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________________________________

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:
6,449,296

	(b)	Percent of Class:
8.72%

	(c)	Number of Shares as to which the person has:

(i) sole power to vote or to direct the vote:
6,449,296

(ii) shared power to vote or direct the vote:
0

(iii) sole power to dispose or direct the disposition of:
6,449,296

(iv) shared power to dispose or to direct the disposition of:
0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

CUSIP No.	Page 5 of 5 Pages
87975H100

Item 7.	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2024

By:	/s/ Vijay Viswanathan
Name:	Vijay Viswanathan
Title:	Portfolio Manager